Exhibit 16.1

March 21, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549-7561

Dear Sirs/Madams:

We have read Item 4 of Neiman Marcus, Inc.’s Form 8-K dated March 21, 2007, and have the following comments:

1.        We agree with the portion of the statement made in the second sentence of paragraph one indicating Deloitte & Touche LLP was dismissed by Neiman Marcus, Inc. on March 19, 2007.  We also agree with the statements made in paragraphs two, three and five.

2.        We have no basis on which to agree or disagree with the statements made in the first sentence of paragraph one, second sentence of paragraph one indicating Neiman Marcus, Inc. appointed Ernst & Young LLP to serve as its registered independent accounting firm effective March 19, 2007, and paragraph four.

Yours truly,

/s/ Deloitte & Touche LLP
Dallas, Texas